UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41284

Jaguar Global Growth Corporation I

(Exact name of registrant as specified in its charter)

601 Brickell Key Drive,

Suite 700 Miami, Florida

(646) 663-4945

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Ordinary Share, one Right and one-half of one Redeemable Warrant

Class A Ordinary Share, par value $0.0001 per share

Right entitling the holder thereof to receive one-twelfth (1/12) of one Class A Ordinary Share of JGGC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Ordinary Share, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

Effective November 15, 2023, Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (the “Company”), merged with and into Captivision Inc., a Cayman Islands exempted company (“New Pubco”), with New Pubco surviving the merger (the “Merger”) as the first step of the previously announced business combination transaction among New Pubco, GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea, the Company and Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of the Company, pursuant to that certain business combination agreement, dated as of March 2, 2023, as amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023. As a result of, and as of the effective time of the Merger, the separate corporate existence of the Company ceased. This Form 15 relates solely to the reporting obligations of the Company under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of New Pubco as its successor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 Jaguar Global Growth Corporation I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Anthony R. Page
Name: Anthony R. Page
Title: Chief Financial Officer

Date: December 4, 2023